Exhibit 99.3

MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2008

The following discussion should be read in conjunction with our unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2008 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2007 and notes thereto filed with the Securities and Exchange Commission on Form 6-K/A. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and actively involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST QUARTER AND SUBSEQUENTLY

Medingo Ltd. ("Medingo"). In November 2007, Medingo, then wholly owned by RDC, completed a financing round of approximately $29 million, of which RDC invested $18 million (following the completion of Elron’s assignment to RDC of certain investment rights described below), Elron invested approximately $6.1 million (including $4.2 million conversion of convertible loans previously granted to Medingo) and Radius Ventures, a U.S. venture capital fund and others, invested $5.1 million. The investment was in two installments, the second of which in the amount of $12.5 million was invested in February 2008. As a result of the above transaction (which included Elron's assignment of certain investment rights to RDC), Elron and RDC hold 7% and 70%, respectively, of Medingo's shares on a fully diluted basis and on an as converted basis.

RDC's investment of $18 million in the round was the result of Elron’s transfer to RDC of Medingo shares purchased by Elron in the amount of $9 million as part of the first installment and Elron’s assignment to RDC of its right to invest an additional $9 million as part of the second installment, which was funded by Rafael Advanced Defense Systems Ltd. ("Rafael") (the other shareholder of RDC), for the purpose of investing in Medingo.

Medingo, is developing solutions specifically for the needs of insulin-dependent diabetic patients

Brainsgate Ltd. ("Brainsgate"). In January 2008, Brainsgate completed an internal financing round of $12.5 million of which we invested approximately $5.5 million. The investment was in two equal installments, the first of which has been advanced and the second of which will be advanced on August 1, 2008. As a result Elron's holdings in Brainsgate increased from approximately 20% to approximately 24% of Brainsgate's equity on a fully diluted basis and on an as converted basis. BrainsGate is developing broad treatment platform technology for brain diseases.

BPT (Bio-Pure Technology) Ltd. ("BPT"). In January, 2008, BPT, a provider of advanced membrane-based separation solutions, completed an internal round of $3.2 million of which we invested $1.6 million. As a result Elron's holdings in BPT increased from 20% to 29% of BPT's equity on a fully diluted basis and on an as converted basis.

Safend Ltd. ("Safend"). In February, 2008, Safend, a leading provider of endpoint data leakage prevention solutions, completed a financing round of $9 million, led by a multi-billion dollar European-based asset management fund. As part of the financing round we invested $2.75 million. Following the above investment, our share in the equity of Safend, on a fully diluted and on an as converted basis remains approximately 22%.

AqWise – Wise Water Solutions Ltd. ("AqWise"). In March 2008 AqWise ,34% held by Elron, completed a financing round of $3.6 million (which include a conversion of previously granted convertible loans from existing shareholders) in three equal installments, of which Elron invested its pro rata amount of $1.2 million. AqWise is a provider of advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology.

Wavion Inc. ("Wavion"). In March 2008, Elron together with another shareholder of Wavion, in accordance with an agreement signed in August 2007, invested the second installment of $3.2 million of which Elron invested approximately $2.0 million. In addition, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of the Purchased Shares. Following these transactions, Elron holds approximately 57% of Wavion's outstanding share capital on an as converted basis.

Wavion is considered to be a variable interest entity and we are the primary beneficiary of Wavion and accordingly we consolidated Wavion commencing the end of the first quarter of 2008.

As a result of the initial consolidation an amount of approximately $1.7 million was allocated mainly to intangible assets such as technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 5 years.

Wavion develops and provides metro WI-FI access points.

Impliant Inc. ("Impliant"). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. Impliant has made significant progress since the adverse clinical trial events occurred in the third quarter of 2007 and now anticipates continuing the clinical trial process in the near future.

In March, 2008, Elron and certain of Impliant's existing shareholders granted a convertible loan in the amount $10.0 million to Impliant in two installments of which Elron granted $6.0 million. The first installment in the amount of $5.0 million was invested immediately ($3.0 million of which by Elron) and the second installment is to be invested upon completion of a certain milestone event by Impliant. Impliant is considered to be a variable interest entity and we are the primary beneficiary of Impliant and accordingly we consolidated Impliant commencing the end of the first quarter of 2008.

The excess of the Impliant's equity fair value over its reported equity and convertible loan amounts amounted to approximately $4.5 million and was allocated to in process research and development ("IPR&D"). Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company’s results of operations and was included as part of "amortization of intangible assets" in the statement of operations.

Pocared Diagnostics Ltd. ("Pocared"). In March, 2008, Elron granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholder of Pocared and a new investor. The loan was advanced in two equal installments, the first installment immediately and the second installment is due to be advanced during the second quarter of 2008. Pocared, provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical diagnostic applications.

ChipX Inc. ("ChipX"). In May, 2008 ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, completed a private placement of $4.0 million from a new investor and existing shareholders, of which Elron invested approximately $0.7 million. Following this investment, Elron's holdings in ChipX remain approximately 23% on fully diluted basis and on as converted basis.

Tender Offer to Purchase Given Imaging Ltd. (“Given Imaging”) Shares. On May 16, 2008 Elron announced that it is commencing a tender offer to purchase 1,462,640 ordinary shares of Given Imaging (Nasdaq & TASE: GIVN), representing 5% of the issued outstanding Given Imaging's shares, for $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest, in the aggregate amount of $24.2 million. Elron, currently together with its subsidiary RDC, holds approximately 27.4% of the issued and outstanding Given Imaging shares. Elron and RDC together with Discount Investment Corporation Ltd. ("DIC"), a 48.6% shareholder of Elron hold approximately 43.5% of the issued and outstanding shares of Given Imaging. If the tender offer is completed, Elron and RDC will hold approximately 32.4% of the issued and outstanding Given Imaging shares, or when taken together with the issued and outstanding shares held by Elron's affiliates, approximately 48.5% of the issued and outstanding Given Imaging shares. The tender offer is conditioned upon certain conditions as specified in the Offer to Purchase relating to the tender offer filed with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority on May 16, 2008. There can be no assurance that the tender offer will be completed.

OTHER MAJOR EVENTS

Agreement with Rafael and settlement of claim by Rafael against Elron's subsidiaries, DEP and RDC. On December 30, 2007, Elron, DEP Technology Holdings Ltd. ("DEP") (100% held by Elron), RDC ( 50.1% held by DEP and 49.9% held by Rafael) and Rafael signed an agreement (the "Addendum") effective as of January 1, 2008 which was subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2007 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described in the management report for the year ended December 31, 2007.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Three months ended March 31,
2008	2007
RDC	RDC
SELA	SELA
Medingo	Medingo
Starling	Starling
Sync-Rx1
PaperLnx [1]
Wavion[2]
Impliant[3]

1 Sync-Rx and PaperLnx were established by RDC in the fourth quarter of 2007.
2Consolidated under FIN46(R) from March 31, 2008
3 Consolidated under FIN46(R) from March 31, 2008

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Three months ended March 31,
2008		2007
Given Imaging	Ellara	Given Imaging	Ellara (formerly AMT)
NetVision	Notal Vision	NetVision	Notal Vision
ChipX	Galil Medical	ChipX	CellAct[4]
Wavion[1]	3DV	Wavion	Galil Medical
AqWise	RADLIVE[2]	AqWise	3DV
Journeys[3]

1 Through March 31, 2008
2 RADLIVE was Purchased in May 2007
3 Journeys was Purchased in July 2007
4 CellAct was sold in February 2007

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:

Cost:

Three months ended March 31,
2008			2007
Jordan Valley	Safend	BPT[2]	Jordan Valley	BrainsGate	Neurosonix
Impliant[5]	Neurosonix	MuseStorm[3]	Impliant	NuLens	Atlantium
Teledata	Atlantium	PlyMedia[4]	Teledata	Safend	Enure
BrainsGate	Enure
NuLens	Pocared[1]

1 Purchased in June 2007
2 Purchased in April 2007
3 Purchased in July 2007
4 Purchased in February 2008
5 Through March 31, 2008

Available-for-sale Securities - As of March 31, 2008 – Elbit Vision Systems and M-Wise.

RESULTS OF OPERATIONS

Three months ended March 31, 2008 compared to three months ended March 31, 2007.

The following tables set forth our results of operations in the reported period:

	Three months ended March 31,
	2008	2007
	(millions of $, except per share data)
Net income (loss)	(12.1)	2.6
Net income (loss) per share	(0.41)	0.09

The net loss we reported in the three months ended March 31, 2008 resulted mainly from our share in the net loss of our group companies in the amount of $10.1 million which included a $4.5 million write off of IPR&D with respect to the initial consolidation of Impliant based on fair value in the first quarter of 2008 (see also under "MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST QUARTER AND SUBSEQUENTLY").

The net income we reported in the three months ended March 31, 2007 resulted mainly from a $9.1 million gain (net of tax) from the merger between NetVision, Barak and GlobCall during the first quarter of 2007. This gain was offset mainly by our share in the net loss of our group companies in the amount of $7.4 million.

The following table summarizes our operating results:

	Three months ended
	March 31
	2008	2007
	(millions of $)
Net revenues	1.0	1.0
Net loss from equity investments	(6.4)	(5.3)
Gains from disposal of business and affiliated companies
and changes in holdings in affiliated companies	0.1	11.7
Other income, net	0.7	0.5
Finance (expenses) income, net	(0.3)	1.4
Total income (loss)	(4.9)	9.3
Cost of revenues	0.4	0.5
Operating expenses	11.6	6.3
Amortization of intangible assets	4.5	-
Total costs and expenses	16.6	6.8
Loss from continuing operations before income taxes	21.4	2.5
Taxes on income	(0.1)	(1.5)
Minority interest	9.4	1.6
Net income (loss)	(12.1)	2.6

Income

Net revenues. Net revenues, consisted of sales of products and services by our subsidiary SELA, amounted to $1.0 million in the three months ended March 31, 2008, the same as in the three months ended March 31, 2007.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). Our share in net losses of affiliated companies amounted to $6.4 million in the three months ended March 31, 2008, compared to $5.3 million in the same period in 2007.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 23% holding directly and indirectly through RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $27.1 million in the first quarter of 2008 an increase of 18% compared to $23.1 million in the first quarter of 2007. Given Imaging's net income in the first quarter of 2008 was $1.1 million, compared to $0.1 million in the first quarter of 2007.

On April 21, 2008 Given announced that it has signed a term sheet with Olympus Corporation outlining a settlement of the patent litigation between the two companies in the United States. Given Imaging announced that the term sheet includes certain worldwide royalty-free cross-licenses for the parties’ respective existing capsule endoscopy products and a release of all past causes of action. Given Imaging stated that the settlement will become final upon the signing of a formal written agreement, and the parties have asked the Court to stay all activity in the pending litigation.

Galil Medical (a 20% holding directly and indirectly through RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technology and revolutionary needle design to destroy malignant and benign tumors. Galil Medical revenues in the three month period ended March 31, 2008 amounted to $5.5 million, compared to $6.6 million in the same period in 2007. Galil Medical's operating loss in the three month period ended March 31, 2008 amounted to $3.5 million, compared to $1.7 million in the same period in 2007, resulting from higher level of research and development and sales and marketing activities.

NetVision (a 16% holding) (TASE: NTSN). The following results of NetVision for the first quarter of 2008 and 2007 reflect the combined results of NetVision, Barak I.T.C (1998) International Telecommunications Services Corp Ltd ("Barak") and GlobCall Communications Ltd. ("Globcall") (hereafter: "NetVision Group") based on International Financial Reporting Standards (IFRS). Since the merger with Barak and GlobCall was completed at the end of January 2007 , according to the IFRS, the combined results of NetVision for the first quarter of 2007 do not include the results of Barak and GlobCall for January 2007 and other influences of the purchase as if the purchase had been completed in January 1, 2007 ("January results"). The proforma results for the first quarter of 2007 include January results. NetVison Group’s revenues in the three month period ended March 31, 2008 amounted to $84.5 million compared to $65.2 million (or compared to $83.2 million proforma revenues) in the same period in 2007. NetVision group's operating income in the three month period ended March 31, 2008 amounted to $7.3 million, compared to $3.6 million (or compared to $2.8 million proforma operating income) in the same period in 2007 and its net income amounted to $7.6 million compared to net loss $1.9 million in the same period in 2007. NetVision Group's broadband customer base at March 31, 2008 reached approximately 542,000 compared to 533,000 at December 31, 2007. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2008 according to which $1.00 equaled NIS 3.553.

On May 4, 2008, Netvision announced that, it has entered into an agreement with Bank Leumi LeIsrael (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company. The shares amount represents 15% of the issued and outstanding shares of HOT , and the purchase price is NIS 480 million (approximately $139 million), of which NIS 160 million (approximately $46 million) will be paid not later than 18 months from the date of closing. The closing of the transaction is subject to certain conditions. There can be no assurance that the transaction will be completed.

Medingo Ltd. (a 51% holding directly and indirectly through RDC). Medingo, is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. Medingo is in advanced stages of the development of its innovative insulin-dispensing device. Medingo's operating loss in the three months ended March 31, 2008, amounted to $3.9 million compared to $1.5 million in the same period in 2007.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies.

Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three months ended March 31, 2008 amounted to $0.1 million compared to $11.7 million in the same period in 2007. The gain in the first quarter of 2007 was mainly as a result of a $10.3 million gain ($9.1million net of tax) from the merger between NetVision, Barak and Globcall, a $1.0 million gain from exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million.

Other Income, net. Other income, net, amounted to $0.7 million in the three months ended March 31, 2008 compared to $0.5 million in the same period in 2007. The gain in first quarter of 2008 was mainly due to a $1.5 million gain resulting from a contingent payment received in connection with previously held a group company sold in 2004. The gain in the first quarter of 2007 was mainly due to the sale of some of Mwise shares held by us for approximately $0.5 million.

Finance (expenses) income, net. Finance expenses, net, in the first quarter of 2008 amounted to $0.3 million, compared to $1.4 million finance income, net in the same period in 2007. The decrease resulted mainly from the effect of lower cash and debenture balances. In addition, in the first quarter of 2008 Starling recorded $0.7 million of finance expenses as a result of the increase in value of its convertible debentures and options to convertible debentures which are recorded on fair value.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related mainly to salaries and hardware associated with delivering products and services of our subsidiary SELA.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo, Starling and Wavion (the last was consolidated from January 1, 2008). The following table sets forth the operating expenses:

	Three months ended March
	31,
	2008	2007
	(millions of $)
Corporate	2.7	2.1
SELA	0.9	0.6
Starling	2.3	1.7
Medingo	3.9	1.4
Other[1]	0.6	-
RDC	1.2	0.5
	11.6	6.3
[1]Sync-RX and PaperLnx

Corporate operating expenses in the three months ended March 31, 2008 amounted to $2.7 million, compared to $2.1 million in the same period in 2007. The increase resulted mainly from salaries and related expenses and professional services.

Medingo's operating expenses and operating loss amounted to $3.9 million in the three months ended March 31, 2008, compared to $1.4 million in the same period in 2007. Medingo's operating expenses include mainly research and development expenses incurred in the development of its miniature dispensing insulin patch for insulin-dependent diabetic patients.

SELA's operating expenses amounted to $0.9 million in the three months ended March 31, 2008, compared to $0.6 million in the same period in 2007 and its operating loss amounted to $0.3 million and $0.1 million, respectively.

Starling's operating expenses and operating loss amounted to $2.3 million in the three months ended March 31, 2008, compared to $1.7 million in the same period in 2007. The increased loss resulted mainly from the increase in salaries and related expenses.

Amortization of intangible assets. Amortization of Intangible assets amounted to $4.5 million in the first quarter of 2008 resulting from the initial consolidation of Impliant at the end of the first quarter of 2008. Since Impliant was consolidated under the conditions of Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46") (See note 2 c to our Annual Consolidated Financial Statements as of December 31, 2007), the consolidation was done based on fair value. Therefore, the excess of the Impliant's equity fair value over its reported equity and convertible loan amounts, amounted to approximately $4.4 million and was allocated to IPR&D

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at March 31, 2008, were approximately $60.1 million (of which $8.4 million denominated in NIS) compared with $74.4 million (of which $7.6 million denominated in NIS) at December 31, 2007. At March 31, 2008, corporate cash, debentures and deposits were $24.5 million compared with $55.2 million at December 31, 2007.

The main uses of the corporate cash and other liquid instruments in the first quarter of 2008, were $28.6 million of investments and loans to our group companies.

The investments and loans to our group companies during the three month period ended March 31, 2008 are detailed in the following table:

Consolidated companies (***)
(in milllons)
RDC	4.0
Medingo	1.0
Impliant(*)	3.0
Wavion(**)	2.0
Sela	0.2
10.2
Affiliated companies and other investments
Pocared	4.4
Brainsgate	2.8
Safend	2.7
BPT	1.6
Enure	1.3
Atlantium	1.2
Ellara (formerly AMT)	0.9
Other	3.5
18.4
Total corporate investments	28.6

(*)	Consolidated from March 31, 2008
(**)	Consolidated from January 1, 2008
(***)	These investments do not affect the cash included in the consolidated financial statements.

Consolidated working capital at March 31, 2008 amounted to $37.8 million compared to $61.0 million at December 31, 2007. The decrease was mainly due to lower cash and debenture balances and an increase in short term loans, which resulted from the initial consolidation of Wavion and Impliant.

Consolidated loans at March 31, 2008, were approximately $10.2 million, compared to $5.6 million at December 31, 2007. The increase in the consolidated loans resulted from the consolidation of Impliant and Wavion in the first quarter of 2008. Convertible debentures at March 31, 2008 amounted to $6.2 million and represent the minority portion of the convertible debentures issued by Starling in May 2007.

Subsequent to March 31, 2008 and through May 18, 2008, we invested an additional aggregate amount of approximately $2.2 million in our group companies.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating.

On May 15, 2008 Elron signed an agreement with a bank in Israel to provide the company with a $30 million credit line to be utilized within a period of one year from the date of the agreement.

We believe that our existing resources will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at March 31, 2008, was approximately $254.9 million, representing approximately 83% of the total assets compared with $265.8 million representing approximately 89% of total assets at December 31, 2007.

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